UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
Date of Report: March 13, 2024
Commission File Number: 001-39307

Legend Biotech Corporation
(Exact Name of Registrant as Specified in its Charter)

2101 Cottontail Lane
Somerset, New Jersey 08873
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Sponsor and FDA Briefing Books Released Prior to U.S. FDA Oncologic Drugs Advisory Committee Meeting for CARVYKTI® (ciltacabtagene autoleucel; cilta-cel)

On March 13, 2024, a sponsor briefing document was released ahead of the Food and Drug Administration Oncologic Drugs Advisory Committee meeting on March 15, 2024. The briefing book includes longer-term survival data from the Phase 3 CARTITUDE-4 trial. An FDA briefing document was also released at the same time. See briefing books here: https://www.fda.gov/advisory-committees/advisory-committee-calendar/march-15-2024-meeting-oncologic-drugs-advisory-committee-meeting-announcement-03152024#event-materials.

This report on Form 6-K shall be deemed to be incorporated by reference in the registration statements of Legend Biotech on Form F-3 (Nos. 333-272222, 333-257609 and 333-257625) and Form S-8 (No. 333-239478), to the extent not superseded by documents or reports subsequently filed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LEGEND BIOTECH CORPORATION

Date: March 13, 2024	By:	/s/ Ying Huang
	Name:	Ying Huang, Ph.D.
	Title:	Chief Executive Officer